                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1/A
                               (Amendment No. 4)
                            Tender Offer Statement
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                SCHEDULE 13D/A
                               (Amendment No. 4)
                   Under the Securities Exchange Act of 1934

                         REGENCY HEALTH SERVICES, INC.
                           (Name of Subject Company)

                           SUNREG ACQUISITION CORP.
                          SUN HEALTHCARE GROUP, INC.
                                   (Bidders)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  758934-10-3
                     (CUSIP Number of Class of Securities)

                              Robert Murphy, Esq.
                          Sun Healthcare Group, Inc.
                                101 Sun Lane NE
                         Albuquerque, New Mexico 87109
                          Telephone:  (505) 821-3355
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:

                             Michael Kennedy, Esq.
                             Steve Camahort, Esq.
                        Brobeck, Phleger & Harrison LLP
                        One Market - Spear Street Tower
                        San Francisco, California 94105
                          Telephone:  (415) 442-0900



                               Page 1 of 5 Pages

 CUSIP NO.   758934-10-3

      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sunreg Acquisition Corp.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON
      CO



                               Page 2 of 5 Pages

 CUSIP NO.   758934-10-3


      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sun Healthcare Group, Inc.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON
      HC



                               Page 3 of 5 Pages

     Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") and Amendment No. 4 to Schedule 13D relating to the offer by Sunreg Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Sun Healthcare Group, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Regency Health Services, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 1, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.


ITEM 10.  ADDITIONAL INFORMATION.

          Item 10(b) is hereby amended and supplemented by adding thereto the following:

          The West Virginia Health Care Authority has determined that the Merger is subject to Certificate of Need ("CON") review, but that no further CON review is required.


                               Page 4 of 5 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 17, 1997                     SUNREG ACQUISITION CORP.


                                    By:   /s/  Robert D. Woltil
                                          -----------------------
                                          Name:   Robert D. Woltil
                                          Title:  Vice President


                                    SUN HEALTHCARE GROUP, INC.


                                    By:   /s/  Robert D. Woltil
                                          -----------------------
                                          Name:   Robert D. Woltil
                                          Title:  Senior Vice President for
                                                  Financial Services & Chief
                                                  Financial Officer


                               Page 5 of 5 Pages